                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Genstar Therapeutics Corp.
                        (Formerly known as Urogen Corp.)
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 per Share
                         (Title of Class of Securities)

                                   917271 108
                                 (CUSIP NUMBER)

                                 Jan Stern Reed
                            Baxter International Inc.
                               One Baxter Parkway
                            Deerfield, Illinois 60015
                                 (847) 948-2212
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 2001
             (Date of Event which Requires Filing of this Statement)
--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

NOTE: Schedules filed in paper format should include a signed original and five
(5) copies of the schedule. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
CUSIP NO. 917271 108                                                 Page 2 of 8
--------------------------------------------------------------------------------

1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Baxter Healthcare Corporation
         IRS Identification No. 36-2604143

         Baxter International Inc.
         IRS Identification No. 36-0781620
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [_]

                                                                         (b) [_]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         WC/OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             [_]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
          NUMBER OF          7   SOLE VOTING POWER
           SHARES
         BENEFICIALLY            0
           OWNED BY        -----------------------------------------------------
             EACH            8   SHARED VOTING POWER
          REPORTING
         PERSON WITH             14,788,094
                           -----------------------------------------------------
                             9   SOLE DISPOSITIVE POWER

                                 0
--------------------------------------------------------------------------------
10       SHARED DISPOSITIVE POWER

         14,788,094
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                     Page 3 of 8
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         14,788,094 consisting of:

         .   1,841,219 shares of common stock;
         .   5,830 shares of non-voting Series A preferred stock convertible into 5,830,000 shares of common stock, based on a fixed 1:1000 conversion ratio;
         .   12,890 shares of non-voting Series B preferred stock convertible into 7,016,875 shares of common stock, based on a floating conversion ratio assuming conversion as of March 4, 2002; and
         .   Warrant to purchase 100,000 shares of common stock at $2.00 per share until February 27, 2005 (as of the date of this filing, the
             Company's share price is less than $2.00 per share).
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [X]

         Amount excludes 2,000 shares of non-voting Series C preferred stock of the Company, which shares do not become convertible into common stock until the achievement by the Company of a milestone event that has not occurred and is not expected to occur within sixty days of the date of filing.
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.5%/1/
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------




------------
/1/ Percentage assumes the conversion of the non-voting Series A preferred stock and non-voting Series B preferred stock into voting common stock of the Company and the exercise of the warrant for voting common stock of the Company. As of the date of this filing, the preferred shares have not been converted into voting common stock and the warrant has not been exercised for voting common stock. The voting common stock currently held by Purchaser constitutes approximately 8% of the outstanding common stock of the Company.

                                  SCHEDULE 13D

     This Schedule 13D relates to the holdings of Baxter Healthcare Corporation, a Delaware corporation ("Purchaser"), of common stock, $0.001 par value per share ("Common Stock"), of Genstar Therapeutics Corp. (formerly known as Urogen Corp.), a Delaware corporation (the "Company").

ITEM 1. SECURITY AND ISSUER

     This statement on Schedule 13D relates to the Common Stock of the Company. The address of the principal executive offices of the Company is:

                                10865 Altman Row
                               San Diego, CA 92121
                                 (858) 450-5949

ITEM 2. IDENTITY AND BACKGROUND

     This statement is being filed by Purchaser and Baxter International Inc., a Delaware corporation and the owner of 100% of the capital stock of Purchaser (the "Parent"). The principal executive offices of Purchaser and Parent are:

                               One Baxter Parkway
                           Deerfield, Illinois, 60015
                                 (847) 948-2000

     Purchaser and Parent are engaged in the worldwide development, distribution and manufacture of a diversified line of products, systems and services used primarily in the health care field.

     Neither Parent nor Purchaser, nor, to the best knowledge of Parent and Purchaser, any director or executive officer of Parent or Purchaser, during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Purchaser and the Company entered into an Asset Purchase Agreement, dated as of February 28, 1998, as amended (the "Asset Purchase Agreement"), pursuant to which Purchaser sold to the Company certain technology and other property related to the research, development, manufacture, use and sale of products using the technology, in exchange for 1,841,219 shares of Common Stock and 5,830 shares of the Company's Series A non-voting preferred stock, par value $0.001 per share (the "Series A Preferred Stock").

     In connection with the Asset Purchase Agreement, Purchaser and the Company entered into a Developmental Collaboration Agreement, dated as of July 8, 1998, as amended (the "Developmental Collaboration Agreement"), and a Credit Agreement, of same date, as amended (the "Credit Agreement," and together with the Developmental Collaboration Agreement, the "Funding Agreements"), under which Purchaser agreed to provide funding for continued research and development of such technology. Under the Funding Agreements, Purchaser was required to provide development funding before the start of each applicable three month period until Purchaser's funding obligations expired pursuant to the terms of the Funding Agreements. The amounts outstanding under the Credit Agreement were due and payable on December 31 of each year during the term of the agreement. At the Company's option, the amounts due and payable could be paid by the Company in cash or by issuing to Purchaser the number of shares of the Company's non-voting Series B preferred stock, par value $0.001 per share (the "Series B Preferred Stock"), determined by dividing the outstanding amount under the Credit Agreement by 1,000. Through June 13, 2001, Purchaser acquired 7,041 shares of Series B Preferred Stock as repayment of the Company's outstanding obligations due and owing under the Credit Agreement. In August, 2001, the Company paid the remaining balance under the Credit Agreement of $5,848,660 by issuing to Purchaser 5,849 shares of Series B Preferred Stock. Purchaser currently holds a total of 12,890 shares of Series B Preferred Stock. Purchaser's periodic funding obligations under the Funding Agreements and corresponding acquisition of shares of the Company's Series B Preferred Stock terminated on June 13, 2001.

     In August, 2000, the Company issued to Purchaser a Common Stock Purchase Warrant, dated February 28, 2000, which granted Purchaser the right to purchase 100,000 shares of Common Stock (the "Warrant"). The Company issued the Warrant in exchange for Purchaser's guarantee of the Company's capital equipment facility. The Warrant is fully vested and is exercisable for five years at an exercise price of $2.00 per share.

     The foregoing summary of each of the Asset Purchase Agreement, Developmental Collaboration Agreement, Credit Agreement and Warrant is not intended to be complete and is qualified by reference to the copy of each agreement included as an exhibit to this Schedule 13D and incorporated herein in its entirety by reference.

     The funds loaned under the Credit Agreement came from Purchaser's working capital.

ITEM 4. PURPOSE OF TRANSACTION

     As described in Item 3 above, Purchaser acquired shares of Common Stock and Series A Preferred Stock pursuant to the Asset Purchase Agreement, shares of Series B Preferred Stock pursuant to the Funding Agreements and the Warrant.

     Other than as described below, neither Purchaser nor Parent has any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although each reserves the right to develop such plans).

     (a) On July 8, 1998, the Company, Purchaser and certain founding shareholders entered into an Investor Rights Agreement (the "Investor Rights Agreement") under which Purchaser has the right to purchase up to twenty percent (20%) of any new securities of the Company issued after the date of the agreement. New securities do not include, among other items, stock options, stock issuable upon conversion of existing securities, stock issuable upon stock splits and certain issuances to lending institutions. Purchaser's right to purchase new securities will terminate upon natural termination of the agreement or at such time as Purchaser does not own at least 250,000 shares of Common Stock, on an as converted basis. In addition, under the terms of the agreement, Purchaser is required to purchase shares of the Company's non-voting Series C Preferred Stock, $0.001 par value per share (the "Series C Preferred Stock"), at a price of $1,000 per share upon the Company achieving certain milestones. On June 13, 2001, the Company reached the first milestone, treatment of the first patient in a Phase I clinical trial for a product developed under the Developmental Collaboration Agreement. As a result, Purchaser paid to the Company $2,000,000 in exchange for 2,000 shares of Series C Preferred Stock. Future milestones and purchases under the Investor Rights Agreement include the following: $5,000,000 in exchange for 5,000 shares of Series C Preferred Stock, upon commencement of Phase III clinical trials of a product developed under the Developmental Collaboration Agreement and $10,000,000 in exchange for 10,000 shares of Series C Preferred Stock, upon approval by the Food and Drug Administration of a product developed under the Developmental Collaboration Agreement. The shares of Series C Preferred Stock will become convertible into Common Stock after the Company obtains the approval by the Food and Drug Administration of the hemophilia product.

     The foregoing summary of the Investor Rights Agreement is not intended to be complete and is qualified by reference to the copy of the Investor Rights Agreement included as an exhibit to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Except as set forth below, neither Purchaser, Parent, nor, to the best knowledge of Purchaser and Parent, any director or executive officer of Purchaser or Parent beneficially owns any other shares of Common Stock of the Company.

     (a) Purchaser and Parent may be deemed to beneficially own an aggregate of 14,788,094 shares of Common Stock, which constitutes approximately 40.5% of the total number of outstanding shares of Common Stock. Such percentage assumes the conversion of the Series A Preferred Stock and Series B Preferred Stock into Common Stock and the exercise of the Warrant for Common Stock. As of the date of this filing, the Series A Preferred Stock and Series B Preferred Stock have not been converted into Common Stock and the Warrant has not been exercised for Common Stock. The Common Stock currently held by Purchaser constitutes approximately 8% of the outstanding shares of Common Stock.

     (b) Purchaser may share the power to vote and dispose of the Common Stock with Parent.

     (c) On June 13, 2001, 7,041 shares of Series B Preferred Stock held by Purchaser became convertible at Purchaser's option without additional consideration into a number of shares of Common Stock equal to the product of
(a) the quotient of (i) the liquidated value (initially $1,000 per share subject to recapitalization adjustments), divided by (ii) 110% of the fair market value of the Common Stock based on the thirty (30) day trailing average closing market price for the Common Stock on the date two days before conversion, multiplied by
(b) the number of shares of Series B Preferred Stock so converted. In August, 2001, Purchaser acquired an additional 5,849 shares of Series B Preferred Stock as payment of the Company's remaining balance under the Credit Agreement, which shares also are convertible into shares of Common Stock. Applying the conversion ratio as if conversion occurred on March 4, 2002, Purchaser's 12,890 shares of Series B Preferred Stock would be convertible into 7,016,875 shares of Common Stock. After July 8, 2001, Purchaser's 5,830 shares of Series A Preferred Stock became convertible into 5,830,000 shares of Common Stock pursuant to the terms of the Asset Purchase Agreement. To date, Purchaser has not exercised its conversion option with respect to its shares of Series A Preferred Stock or Series B Preferred Stock.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the agreements described in Item 3 and as discussed in
Item 4(a) above, the Company, Purchaser and certain founding shareholders of the Company entered into the Investor Rights Agreement, under which the shares held by Purchaser are subject to certain transfer restrictions until July 8, 2003. In addition to these transfer restrictions, Purchaser must first give the Company the opportunity to purchase shares intended to be sold by Purchaser under certain circumstances. Further, without the prior written consent of the Company, Purchaser is prohibited until July 8, 2003 from making a tender or exchange offer for, or otherwise acquiring, beneficial ownership of shares of voting stock of the Company, if as a result of such acquisition, the number of shares of voting stock beneficially owned by Purchaser would exceed 40% of the total voting power, subject to certain exceptions. The Investor Rights Agreement also grants Purchaser certain registration rights, including the option to join in registration statements filed by the Company and the right to request that the

     Company file a registration statement for a public offering of Purchaser's shares under certain circumstances. As discussed in Item 4(a) above, the Investor Rights Agreement also grants Purchaser the right to purchase up to twenty percent (20%) of any new securities that the Company may issue after the date of the agreement and obligates Purchaser to purchase shares of Series C Preferred Stock upon the Company achieving stated milestones.

     The foregoing summary of the Investor Rights Agreement is not intended to be complete and is qualified by reference to the copy of the Investor Rights Agreement included as an exhibit to this Schedule 13D and incorporated herein in its entirety by reference.

ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS

          Exhibit Description

          Exhibit 7.1 Asset Purchase Agreement, dated as of February 28, 1998, by and between the Company and Purchaser (incorporated by reference to Exhibit 2.2 of the Company's Form 10-KSB for the fiscal year ended December 31, 2000 filed by the Company (Commission File No. 0-27264) on April 2, 2001 (the "Form 10-KSB")).

          Exhibit 7.2 Amendment to Asset Purchase Agreement, dated as of May 27,
                      1998, by and between the Company and Purchaser (incorporated by reference to Exhibit 2.3 of the Form 10-KSB).

          Exhibit 7.3 Second Amendment to Asset Purchase Agreement, dated as of
                      July 20, 2001, by and between the Company and Purchaser.

          Exhibit 7.4 Third Amendment to Asset Purchase Agreement, dated as of
                      December 19, 2001, by and between the Company and Purchaser.

          Exhibit 7.5 Investor Rights Agreement, dated as of July 8, 1998, by and among the Company, Purchaser and the Founders who are signatories thereto (incorporated by reference to Exhibit
                      2.5 of the Form 10-KSB).

          Exhibit 7.6 Developmental Collaboration Agreement, dated July 8, 1998, by and between the Company and Purchaser (incorporated by reference to Exhibit 2.6 of the Form 10-KSB).

          Exhibit 7.7 Credit Agreement, dated July 8, 1998, by and between the
                      Company and Purchaser (incorporated by reference to Exhibit 2.7 of the Form 10-KSB).

          Exhibit 7.8 Amendment to Developmental Collaboration Agreement and
                      Credit Agreement, dated as of February 28, 2000, by and between the Company and Purchaser.

          Exhibit 7.9 Common Stock Purchase Warrant, dated February 28, 2000.

                                   SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned corporations certifies that the information set forth in this Schedule 13D is true, complete and accurate.

March 6, 2002                          BAXTER HEALTHCARE CORPORATION


                                       By: /s/ Jan S. Reed
                                          --------------------------------------
                                       Name:  Jan S. Reed
                                       Title: Corporate Secretary

                                       BAXTER INTERNATIONAL INC.


                                       By: /s/ Jan S. Reed
                                          --------------------------------------
                                       Name:  Jan S. Reed
                                       Title: Corporate Secretary